UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                               Cove Apparel, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    22281X101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   WINNIE HUANG, 175 S. Lake Avenue, Suite 307, S. Pasadena, CA 91101,
                                 (626) 795-2188
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box. [   ]


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
     See ss.240.13d-7 for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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



CUSIP No.   22281X101
-----------------------

--------------------------------------------------------------------------------

                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      Seward Ave. Partners, LLC, Tax ID No. 20-3235395
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)  X
                      ----------------------------------------------------------

                      (b)
                      ---------------------------------------------------------

-------------------------------------------------------------------------------

                 3.   SEC Use Only
                                 -----------------------------------------------

--------------------------------------------------------------------------------

                 4.   Source of Funds (See Instructions)  PF
                                                       -------------------------

--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                  ------------------------------

--------------------------------------------------------------------------------

                 6.   Citizenship or Place of Organization  Delaware
                                                           ---------------------

--------------------------------------------------------------------------------

Number of        7.   Sole Voting Power    1,405,395
                                       -----------------------------------------
Shares
                      ----------------------------------------------------------
Beneficially
                 8.        Shared Voting Power   1,405,395
Owned by                                      ----------------------------------

Each                  ----------------------------------------------------------

Reporting        9.        Sole Dispositive Power   1,405,395
                                                 -------------------------------
Person
                      ----------------------------------------------------------
With
                 10.       Shared Dispositive Power  1,405,395
                                                   -----------------------------

                      ----------------------------------------------------------

--------------------------------------------------------------------------------

                 11.  Aggregate Amount Beneficially Owned by Each Reporting
                      Person    1,405,395             13.41%
                              --------------------------------------------------

--------------------------------------------------------------------------------

                 12.  Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)    X

--------------------------------------------------------------------------------

                 13.  Percent of Class Represented by Amount in Row (11) 13.41%
                                                                        --------

--------------------------------------------------------------------------------

                 14.  Type of Reporting Person (See Instructions)
                      00
                      ----------------------------------------------------------

--------------------------------------------------------------------------------


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


CUSIP No.   22281X101
-----------------------

--------------------------------------------------------------------------------

                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      Olive Grove, LLC, Tax ID No. 20-3348023
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)   X
                      ----------------------------------------------------------

                      (b)
                      ---------------------------------------------------------

-------------------------------------------------------------------------------

                 3.   SEC Use Only
                                 -----------------------------------------------

--------------------------------------------------------------------------------

                 4.   Source of Funds (See Instructions)  PF
                                                       -------------------------

--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                  ------------------------------

--------------------------------------------------------------------------------

                 6.   Citizenship or Place of Organization  California
                                                           ---------------------

--------------------------------------------------------------------------------

Number of        7.   Sole Voting Power    1,609,209
                                       -----------------------------------------
Shares
                      ----------------------------------------------------------
Beneficially
                 8.        Shared Voting Power   1,609,209
Owned by                                      ----------------------------------

Each                  ----------------------------------------------------------

Reporting        9.        Sole Dispositive Power   1,609,209
                                                 -------------------------------
Person
                      ----------------------------------------------------------
With
                 10.       Shared Dispositive Power  1,609,209
                                                   -----------------------------

                      ----------------------------------------------------------

--------------------------------------------------------------------------------

                 11.  Aggregate Amount Beneficially Owned by Each Reporting
                      Person    1,609,209           15.35%
                              --------------------------------------------------

--------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                    X
--------------------------------------------------------------------------------

                 13.  Percent of Class Represented by Amount in Row (11) 15.35%
                                                                        --------

--------------------------------------------------------------------------------

                 14.  Type of Reporting Person (See Instructions)
                      00
                      ----------------------------------------------------------

--------------------------------------------------------------------------------



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




CUSIP No.   22281X101
-----------------------

--------------------------------------------------------------------------------

                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      Jonathan Spanier
                      ----------------------------------------------------------

--------------------------------------------------------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)  X
                      ----------------------------------------------------------

                      (b)
                      ---------------------------------------------------------

-------------------------------------------------------------------------------

                 3.   SEC Use Only
                                 -----------------------------------------------

--------------------------------------------------------------------------------

                 4.   Source of Funds (See Instructions)  PF
                                                       -------------------------

--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                  ------------------------------

--------------------------------------------------------------------------------

                 6.   Citizenship or Place of Organization  United States
                                                           ---------------------

--------------------------------------------------------------------------------

Number of        7.   Sole Voting Power    1,385,396
                                       -----------------------------------------
Shares
                      ----------------------------------------------------------
Beneficially
                 8.        Shared Voting Power   1,385,396
Owned by                                      ----------------------------------

Each                  ----------------------------------------------------------

Reporting        9.        Sole Dispositive Power   1,385,396
                                                 -------------------------------
Person
                      ----------------------------------------------------------
With
                 10.       Shared Dispositive Power  1,385,396
                                                   -----------------------------

                      ----------------------------------------------------------

--------------------------------------------------------------------------------

                 11.  Aggregate Amount Beneficially Owned by Each Reporting
                      Person    1,385,396           13.22%
                              --------------------------------------------------

--------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                     X
--------------------------------------------------------------------------------

                 13.  Percent of Class Represented by Amount in Row (11) 13.22%
                                                                        --------

--------------------------------------------------------------------------------

                 14.  Type of Reporting Person (See Instructions)
                      IN
                      ----------------------------------------------------------

--------------------------------------------------------------------------------




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



ITEM 1.  SECURITY AND ISSUER
----------------------------

The class of equity securities to which this Statement relates is the Common Stock of Cove Apparel, Inc., a Nevada corporation. The principal executive offices of Cove Apparel, Inc. are located at 1003 Dormador, Suite 21, San Clemente, California 92672.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------


   This Statement is being filed jointly by Seward Avenue Partners, LLC, a Delaware Limited Liability Company ("Seward"), Olive Grove, LLC, a California Limited Liability Company ("Olive") and Jonathan Spanier ("Spanier").

   Seward's principal executive offices are located at 175 South Lake Avenue, Suite 307, Pasadena, California 91101.

   Seward is a limited liability company organized under the laws of the State of Delaware. Its sole business is investing in the common stock of the Issuer.

   Seward is beneficially owned by the following persons in the following approximate percentages:

       Jesse Grossman, c/o Winnie Huang Accountancy Corp. 175 S. Lake Ave., Suite 307, S. Pasadena, CA 91101, investor, citizen of USA, 92%;

       Anthony Salandra, business address 450 S. Maple Dr., No. 104 Beverly Hills, CA 90212, attorney, citizen of USA, 4.0%; and

       Winnie Huang, business address 175 S. Lake Avenue, Suite 307, S. Pasadena, CA 91101, accountant, citizen of USA, 4.0%.

   Members of Seward have not, to the best of the members of Seward's knowledge, purchased or sold any equities of the Issuer during the past 60 days other than those purchased or agreed to be purchased pursuant to the Shareholder Agreement described herein.

   During the past five years neither Seward nor, to the best knowledge of Seward, any of its members have been convicted in any criminal proceeding (excluding minor traffic violations) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

   Olive's principal executive offices are located at P.O. Box 5303, Beverly Hills, CA 90209.

   Olive is a limited liability company organized under the laws of the State of California. Olive is engaged in the business of investments.

   Olive is beneficially owned by the following members in the following approximate percentages:

       Peter G. Geddes, address P.O. Box 5303, Beverly Hills, CA 90209, investor, citizen of USA, 85% (includes ownership of Olive held by Mr. Geddes as custodian for his 2 minor children and 4 minor nieces and nephews); and

       David Graber, address 9101 St Ives Dr., Los Angeles, CA 90069, investor, citizen of USA, 15%.

   Members of Olive have not, to the best of the members of Olive's knowledge, purchased or sold any equities of the Issuer during the past 60 days other than those purchased or agreed to be purchased pursuant to the Shareholder Agreement described herein.

   During the past five years neither Olive nor, to the best knowledge of Olive, any of its members have been convicted in any criminal proceeding (excluding minor traffic violations) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

   Jonathan Spanier is an individual investor, his business address is 269 S. Beverly Dr., Suite 1102, Beverly Hills, CA 90212 and is a citizen of USA.

   Spanier has not purchased or sold any equities of the Issuer during the past 60 days other than those purchased or agreed to be purchased pursuant to the Shareholder Agreement described herein.

   During the past five years Spanier has not been convicted in any criminal proceeding (excluding minor traffic violations) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.



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

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------


   The amount of the funds used to purchase the Shares reported by Seward as beneficially owned in Item 5 hereof was approximately $13,000. This sum was contributed by the members of Seward to Seward from personal funds.

   The amount of the funds used to purchase the Shares reported by Olive as beneficially owned in Item 5 hereof was approximately $14,500. This sum was contributed by the members of Olive to Olive from personal funds.

   The amount of the funds used to purchase the Shares reported by Spanier as beneficially owned in Item 5 hereof was approximately $12,500. This sum was contributed by Spanier from personal funds.


ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

The securities covered by this Statement 13D as set forth herein have been acquired by Seward and other members of the group for investment purposes and in anticipation of the merger herein described.

As soon as practicably accomplished in compliance with applicable law, Seward and its members, Olive and its members and Spanier anticipate that they will vote their shares in favor of a merger agreement to be executed between the Issuer and Euroseas Ltd. ("Euroseas"), a shipping company with headquarters in Greece.

The terms and conditions of this merger are set forth in a Merger Agreement executed between the Issuer and Euroseas which is more fully described in a Form 8-K filed by the Issuer on August 31, 2005. A copy of this Merger Agreement is attached as an Exhibit to the Form 8-K filed by the Issuer and is herein incorporated by reference.

Pursuant to the Merger Agreement, the group's Issuer shares will be exchanged for shares in Euroseas at a ratio of 9.7 to 1.

As a result of the above transactions, the group's ownership of 42% percent of the issued and outstanding common shares of Issuer will be transmuted into approximately 1.2 % of the newly merged Euroseas.

The merger will effectively change control of the Issuer and place control in the hands of Euroseas' management.

On effectiveness of the merger, approximately 50% of Seward's Euroseas' shares acquired in the merger and Euroseas' shares acquired by other members of the group will be placed in escrow with a Collateral Agent under a Pledge Agreement to secure indemnification obligations of certain of the Issuer's prior shareholders ("Cove Principals") to Euroseas relating to representations and warranties made by the Cove Principals in connection with the merger. Voting rights in the shares will remain with the beneficial owners of the shares during the life of the Pledge Agreement unless there are material defaults. (See Item
6)

Subsequent to the merger, Seward does not anticipate that members of the group will act in concert respecting the future sale and/or disposition of their shares.

Excepting the matters referred to in the preceding paragraphs, Seward and other members of the group do not have other plans or proposals that relate or would result in any of the consequences listed in paragraphs (a) - (j) of Item 4.

Seward and other members of the group will, however, review on a continuing basis their investment in the merged corporation and its business prospects and financial condition.

Based upon this continuing review, alternative investment opportunities available to Seward and other members of the group and other factors deemed relevant, including the market and price for the common stock of the merged corporation, Seward and/or other members of the group may decide to sell or seek the sale of all or part of their common stock or to increase their holdings of such common stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------


The following table describes the number of shares of common stock of the Issuer and the percent of such common stock beneficially owned by the reporting persons. All percentages are based on 10,480,500 shares of common stock issued and outstanding as of August 18, 2005.

A.   Seward, 1,405,395 shares, 13.41 % ownership; 1

B.   Olive, 1,609,209 shares, 15.35 % ownership; 1

C.   Spanier, 1,385,396 shares, 13.22 % ownership; 1 and

D.   Total of Group, 4,400,000 shares, 42% ownership.

Such shares were acquired in purchase transactions on August 29, 2005. In those transactions 4,400,000 shares of the Issuer were purchased at a price of $.0091 per share from a Cove Principal and shareholder. The closing occurred in Los Angeles, California. (See, also, Item 6)

      1 Mr. Grossman, Ms. Huang and Mr. Salandra are deemed to be the beneficial owners of these securities pursuant to their ownership interest in Seward. Messrs. Geddes and Graber are deemed to be the beneficial owners of these securities pursuant to their ownership interest in Olive. Grossman, Mrs. Huang and Mr. Salandra discliam any beneficial interest in shares owned by Olive or Spanier. Olive and Spanier disclaim any beneficial interest in shares owned by Seward.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
--------------------------------------------------------------------------------

As described in Item 5 herein, members of the group purchased 4,400,000 shares of Cove in purchase transactions on August 29, 2005. The group purchased shares from Shawn Peterson, a Cove Principal, subsequent to their identification of Euroseas as a merger candidate to Cove.

Seward and other members of the group intend to vote their shares in favor of the merger described in connection with Item 4 above.

The shares of Seward and other members of the group will also be subject to the Pledge Agreement described in Item 4.

With the purchase of the Issuer's shares from a Cove Principal and upon effectiveness of the merger and receipt of Euroseas shares, the members of the group assumed the Cove Principal's obligation to place Euroseas shares in escrow to fulfill the terms of the Pledge Agreement. Out of a total of 475,000 Euroseas' shares required to be placed in escrow, the group's share total approximates 226,500 shares.

The Pledge Agreement provides that (i) unless (A) Euroseas provides written notice to the Cove Principals, the pledgors under the Pledge Agreement and the collateral agent of a claim for indemnification against the Cove Principals on or prior to the one year anniversary of the Effective Time and (B) files a lawsuit within 60 days after providing such notice, then 40% of the Pledged Shares shall be released from the collateral account to the pledgors without the need of any consent thereto by Euroseas, and (i) unless (A) Euroseas provides written notice to the Cove Principals, the pledgors under the Pledge Agreement and the collateral agent of a claim for indemnification against the Cove Principals on or prior to the 18 month anniversary of the Effective Time and (B) files a lawsuit within 60 days after providing such notice, the remaining Pledged Shares shall be released from the collateral account to the pledgors without the need of any consent thereto by Euroseas. The fees and expenses of the collateral agent shall be shared equally between Euroseas and the pledgors.

Peter G. Geddes initially agreed to act as the representative for the various pledgors ("Pledgor's Representative") under the Pledge Agreement subject to a signed agreement with Euroseas. Peter G. Geddes withdrew as Pledgor's Representative on September 2, 2005 prior to Euroseas signing the Pledge Agreement.

Total fees due the collateral agent under the Pledge Agreement for escrow services total $12,525 of which the group's share of the fees are approximately $3,000.

Members of the group personally and through their pension plans have also purchased a total of 49,667 shares of Euroseas in a private offering.

Except for the documents referenced in Item 7 of this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------



         Share Purchase Agreement(s) - Exhibits 10.1 - 10.3

         Merger Agreement, incorporated by reference from Issuer's Form 8-K filed on August 31, 2005;

         Pledge Agreement(s) - Exhibits 10.4 - 10.6

         Issuer's Form 8-K, filed on August 31, 2005 and incorporated by reference.

                                   SIGNATURES


After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


                                     DATED:  September 29, 2005
                                     SEWARD AVE. PARTNERS, LLC, a Delaware
                                     Limited Liability Company



BY: /s/ Winnie Huang
----------------------------------
WINNIE HUANG, Managing Member





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SIGNATURES


After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.





                                            DATED: September 29, 2005
                                                  ------------------------

/s/ Jonathan Spanier
-----------------------------------
JONATHAN SPANIER





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                   SIGNATURES


After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



                                            DATED: September 29, 2005
                                            -------------------------------
                                            OLIVE GROVE, LLC



BY: Peter G. Geddes
-----------------------------------
Peter G. Geddes, Managing Member






The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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